Filed pursuant to Rule 433
Registration No. 333-211192
March 20, 2018
PRICING TERM SHEET

Issuer:	Ohio Power Company

Designation:	Senior Notes, Series N, due 2048

Principal Amount:	$400,000,000

Maturity:	April 1, 2048

Coupon:	4.15%

Interest Payment Dates:	April 1 and October 1

First Interest Payment Date:	October 1, 2018

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Yield:	3.123%

Reoffer Spread:	T+107 basis points

Yield to Maturity:	4.193%

Price to Public:	99.268% of the principal amount thereof

Transaction Date:	March 20, 2018

Settlement Date:	March 22, 2018 (T+2)

Optional Redemption Terms:
Make-whole call:	Prior to October 1, 2047 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after October 1, 2047 at par

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	677415CQ2/US677415CQ28

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Manager:	The Huntington Investment Company

Expected Ratings*:	A2 by Moody’s Investors Service, Inc. A- by S&P Global Ratings, Inc., a division of S&P Global Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649, RBC Capital Markets, LLC, toll free at 1-866-375-6829 or Scotia Capital (USA) Inc., toll free at 1-800-372-3930.